

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

<u>Via E-Mail</u>
Keith G. Myers, Chief Executive Officer
LHC Group, Inc.
420 West Pinhook Rd, Suite A
Lafayette, LA 70503

> **Re: LHC Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 001-33989**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48</u>

<u>Consolidated Results of Operations, page 53</u>

<u>Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 54</u>

1.   We note your tables detailing same store, de novo and acquired revenues, and your organic growth percentage. In future filings please provide additional discussion of the trends experienced in organic growth percentages, or tell us why such discussion would not be meaningful to investors. Provide us with an example of the disclosure that you intend to include in future filings.

2.	We note your cost of service revenue has increased as a percentage of net service revenue from 48.7% in fiscal 2008, to 50.9% in fiscal 2009, and then to 52.0% in fiscal 2010. We further note your discussion within the caption 'Business Strategy' at page 7, in which you state your intention to achieve margin improvement through the active management of costs because your profitability in a fixed payment system depends on your ability to manage the costs of providing care. In future filings please provide more comprehensive analysis for the underlying increases or decreases in your cost structure. For example, we note the chart at page 56 detailing the $4.53 million increase in 'Supplies and services' in your Facility-Based Services segment costs that appears to represent a substantial driver in your increased cost of service revenue in fiscal 2010. However, we note no disclosure describing the rationale for such increase, or whether such increase will recur in future periods. Provide us with an example of the disclosure that you intend to include in future filings.

Critical Accounting Policies, page 64

3.	We note the discussion describing your Critical Accounting Policies duplicates your disclosure regarding Principles of Consolidation, Revenue Recognition, Accounts Receivable and Allowances for Uncollectible Accounts and Goodwill and Intangible Assets at Note 2 – Summary of Significant Accounting Policies in your consolidated financial statements. In future filings, please revise your discussion of critical accounting policies to supplement, rather than duplicate, your accounting policy discussion in the notes to the consolidated financial statements. For example, a discussion of the frequency and magnitude of the retroactive adjustments to Medicare reimbursement described at page 66 may allow users to gauge the sensitivity of home-based service revenues. Please see SEC release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm. Provide us with an example of the disclosure that you intend to include in future filings.

11. Segment Information, page F-28

4.	We note your 'Home-Based Services' segment includes home nursing services and hospice services. Please explain to us how your home nursing services and hospice services operating segments meet the aggregation criteria specified by ASC 280-10-50-11 (paragraph 17 of SFAS 131).

Signatures

5.	Please advise us the identity of your principal accounting officer or controller. Please confirm that you will provide in future filings a principal accounting officer or controller signature and/or set forth the appropriate title under the signature of the person signing in such capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Walz at (202) 551-3358 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director